May 11, 2005

James G. Gidwitz
Chief Executive Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, IL  60606

RE:	Continental Materials Corporation
      Amended Schedule TO-I/13E-3 filed May 6, 2005
      File No. 005-20723

Dear Mr. Gidwitz:

      We have the following comment on the above-referenced filing.

Background and Purpose of the Offer

1. We note the additional disclosure provided in response to comment 6. Expand to provide the results of the sensitivity analyses in the offer document, i.e., disclose the 2005 pro forma return on equity, earnings per share and book value per share. Further, disclose the preliminary financial estimates for 2005 noted in the disclosure.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pamela Carmody, Special Counsel, at (202) 551-3265.
You may also contact me via facsimile at (202) 770-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

							Sincerely,




							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
							Acquisitions

cc: Rachel Mantz, Esq. (via fax: (312) 849-8133))